Pup & Pour LLC D.B.A. Clubhound (the "Company") an Idaho

Limited Liability Company

Financial Statements

For the fiscal year ended December 31, 2024 and December 31, 2023

Pup & Pour LLC D.B.A. Clubhound

Consolidated Financial Statement

(Preliminary & Unaudited)

Company Overview

Pup & Pour LLC D.B.A. Clubhound is a novel concept in the growing pet services industry, blending a social club atmosphere for dog owners with a dedicated and safe off-leash environment for their canine companions.Located in Garden City, Idaho, Clubhound provides a unique destination for dogs and their humans, featuring a wide array of amenities.

Our facility encompasses over two acres, including a large, fenced-in outdoor play area with agility equipment, a shade-covered patio, and a spacious indoor warehouse.For our human patrons, we offer a selection of beverages including beer, wine, and coffee, as well as offerings from local food trucks.We have also partnered with Alchemist Coffee to host a full-service coffee kiosk within our premises.

Clubhound operates on a membership-based model, offering daily, monthly, and annual passes for dogs, who can then bring their human companions. Our mission is to provide a "third space" for the community, fostering connections between people and their pets in a safe, enjoyable, and well-maintained environment.

Basis of Presentation

The accompanying preliminary consolidated financial statements of Pup & Pour LLC. D.B.A. Clubhound (the "Company") have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). These financial statements are presented in U.S. dollars.

These preliminary financial statements are subject to final review and potential adjustments. They have not been audited, reviewed, or compiled by an independent registered public accounting firm. Therefore, the final, audited financial statements may differ from the information presented herein.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. These forwardlooking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans, and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forwardlooking statements.

For More Information:

Clubhound

415 E. Remington Street

Garden City, ID

(208) 918-2107

info@clubhound.com

clubhound.com

Balance Sheet

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chase Bank	13,196.00
D.L. Evans Clubhound Checking (1235) - 1	-44,694.07
ICCU Clubhound Checking	-16,684.59
ICCU Clubhound Savings (4435) - 3	26.08
Total for Bank Accounts	**-$48,156.58**
Accounts Receivable	
Accounts Receivable (A/R)	-100.00
Total for Accounts Receivable	**-$100.00**
Other Current Assets	
CH Loans to Others	$1,050.00
Loans to officers	102,821.61
Loans to shareholders	-4,007.19
Total for CH Loans to Others	**$99,864.42**
Inventory	4,263.99
Inventory Asset	740.00
Payments to deposit	
Payroll Refunds	-3,091.38
Total for Other Current Assets	**$101,777.03**
Total for Current Assets	**$53,520.45**
Fixed Assets	
Computer & AV Equipment	3,109.43
Furniture & fixtures	81,142.32
Improvements	829,945.33
Tools, machinery, and equipment	76,401.13
Vehicles	401.62
Total for Fixed Assets	**$990,999.83**
Other Assets	
Escrow	
Licenses held	-22.83
Long-term investments	-5,000.00
Security deposits	21,326.70
Total for Other Assets	**$16,303.87**
Total for Assets	**$1,060,824.15**
Liabilities and Equity	
Liabilities	

DISTRIBUTION ACCOUNT	TOTAL
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	97,880.86
Total for Accounts Payable	**$97,880.86**
Credit Cards	
Credit Card	$38,214.65
AMEX Platinum Card® (1002) - 2	-27,679.65
Total for Credit Card	**$10,535.00**
Total for Credit Cards	**$10,535.00**
Other Current Liabilities	
Direct Deposit Payable	
Idaho State Tax Commission Payable	275.34
Loans	-$2,256.00
BS & R Equipment Co.	26,750.35
Long-term loans from shareholders - Emericks	281,500.00
S/H Note Pybl - Emerick (Heloc)	258,249.16
Targeted Investments Loan(Finnerty)	309,846.77
Total for Loans	**$874,090.28**
Payroll Liabilities	-$0.30
Federal Taxes (941/943/944)	1,710.78
Federal Unemployment (940)	42.00
ID Income Tax	56.00
ID Unemployment Tax	447.25
Total for Payroll Liabilities	**$2,255.73**
Payroll wages and tax to pay	-$17,043.45
Retirement benefits to pay	169.70
Wages to pay	3,997.71
Total for Payroll wages and tax to pay	**-$12,876.04**
Short-term loans from shareholders	180,921.00
Total for Other Current Liabilities	**$1,044,666.31**
Total for Current Liabilities	**$1,153,082.17**
Long-term Liabilities	
Total for Liabilities	**$1,153,082.17**
Equity	
Retained Earnings	-128,387.94
Net Income	-380,675.32
Opening balance equity	-30,741.66
Shareholders' equity	$184,496.93
Contributions	263,049.97
Total for Shareholders' equity	**$447,546.90**

DISTRIBUTION ACCOUNT	TOTAL
Total for Equity	-$92,258.02
Total for Liabilities and Equity	**$1,060,824.15**

Balance Sheet

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
D.L. Evans Clubhound Checking (1235) - 1	21,130.02
ICCU Clubhound Checking	373.68
ICCU Clubhound Savings (4435) - 3	26.08
Total for Bank Accounts	**$21,529.78**
Accounts Receivable	
Other Current Assets	
CH Loans to Others	$1,050.00
Loans to officers	56,239.52
Loans to shareholders	3,225.59
Total for CH Loans to Others	**$60,515.11**
Inventory Asset	740.00
Total for Other Current Assets	**$61,255.11**
Total for Current Assets	**$82,784.89**
Fixed Assets	
Computer & AV Equipment	725.81
Furniture & fixtures	35,155.31
Improvements	151,368.89
Tools, machinery, and equipment	51,913.14
Total for Fixed Assets	**$239,163.15**
Other Assets	
Escrow	
Licenses held	-22.83
Security deposits	21,326.70
Total for Other Assets	**$21,303.87**
Total for Assets	**$343,251.91**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,907.93
Total for Accounts Payable	**$1,907.93**
Credit Cards	
Credit Card	$613.84
AMEX Platinum Card® (1002) - 2	7,293.01
Total for Credit Card	**$7,906.85**

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Cards	**$7,906.85**
Other Current Liabilities	
Loans	0
Long-term loans from shareholders - Emericks	131,500.00
S/H Note Pybl - Emerick (Heloc)	151,963.29
Total for Loans	**$283,463.29**
Payroll Liabilities	-0.30
Short-term loans from shareholders	-529.00
Total for Other Current Liabilities	**$282,933.99**
Total for Current Liabilities	**$292,748.77**
Long-term Liabilities	
Total for Liabilities	**$292,748.77**
Equity	
Retained Earnings	-17,422.57
Net Income	-110,965.37
Opening balance equity	3,591.08
Shareholders' equity	0
Contributions	175,300.00
Total for Shareholders' equity	**$175,300.00**
Total for Equity	**$50,503.14**
Total for Liabilities and Equity	**$343,251.91**

Profit and Loss
January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	0
Bar sales	128,274.68
Market Space Rental	1,050.00
Membership	90,819.77
Private Events	7,304.34
Total for Sales	**$227,448.79**
Uncategorized Income	-2,500.00
Total for Income	**$224,948.79**
Cost of Goods Sold	
Bar product	31,046.29
Cost of goods sold	$7,741.41
Supplies & materials - COGS	84.37
Total for Cost of goods sold	**$7,825.78**
Merchandise for sale	2,028.33
Total for Cost of Goods Sold	**$40,900.40**
Gross Profit	**$184,048.39**
Expenses	
Advertising & marketing	$818.34
Advertising	17,285.54
Events	3,993.38
Management and creative sevices	31,223.00
Printed materials	3,096.78
Website and platform fees	498.80
Total for Advertising & marketing	**$56,915.84**
Business licenses	1,342.00
Contract labor	10,967.32
Contributions to charities	883.78
Employee benefits	$3,077.82
Health insurance & accident plans	42.00
Officers' life insurance	261.31
Total for Employee benefits	**$3,381.13**
Entertainment	13,861.12
General business expenses	0
Architecture Services	14,350.00
Bank fees & service charges	1,055.20
Continuing education	320.28

DISTRIBUTION ACCOUNT	TOTAL
Goggle Business Account	183.47
Memberships & subscriptions	429.94
Recruiting	677.58
Uniforms	3,286.96
Total for General business expenses	**$20,303.43**
Insurance	0
Liability insurance	3,634.58
Total for Insurance	**$3,634.58**
Interest paid	0
Credit card interest	520.72
Heloc Interest	1,265.87
Total for Interest paid	**$1,786.59**
Legal & accounting services	$3,543.02
Accounting services	434.00
Legal services	100.00
Total for Legal & accounting services	**$4,077.02**
Meals	$885.09
Meals with clients	1,465.16
Team Meals	2,516.90
Total for Meals	**$4,867.15**
Office expenses	0
Bottled water service	384.40
Laundry	1,176.43
Office supplies	2,085.52
Printing & photocopying	564.03
Shipping & postage	158.96
Small tools & equipment	5,841.04
Software & apps	13,636.56
Storage fees	1,725.20
Total for Office expenses	**$25,572.14**
Payroll expenses	$342.26
Officers' salaries	1,545.69
Salaries & wages	144,123.45
Taxes	22,393.46
Wages	7,384.60
Total for Payroll expenses	**$175,789.46**
Permit Fees	2,175.55
QuickBooks Payments Fees	201.91
Rent	$137,282.44
Building & land rent	4,409.85

DISTRIBUTION ACCOUNT	TOTAL
Equipment rental	8,601.10
Total for Rent	**$150,293.39**
Repairs & maintenance	3,856.78
Supplies	$67.76
Supplies & materials	$40,339.17
Dog care materials	1,659.25
Total for Supplies & materials	**$41,998.42**
Total for Supplies	**$42,066.18**
Taxes paid	0
Payroll taxes	17,522.50
Total for Taxes paid	**$17,522.50**
Travel	$3,134.07
Airfare	497.83
Taxis or shared rides	111.81
Travel meals	720.88
Vehicle rental	474.81
Total for Travel	**$4,939.40**
Unapplied Cash Bill Payment Expense	10,000.00
Uncategorized Expense	313.19
Utilities	$7,408.30
Disposal & waste fees	3,052.98
Internet & TV services	1,476.68
Water & sewer	91.61
Total for Utilities	**$12,029.57**
Total for Expenses	**$566,780.03**
Net Operating Income	**-$382,731.64**
Other Income	
Tips Income	796.00
Vendor Gross Sales %	
Vendor Reimbursements	9,082.77
Vendor Rent	706.45
Total for Other Income	**$10,585.22**
Other Expenses	
Client Gifts	605.10
Owner Draw	854.40
Vehicle expenses	0
Parking & tolls	10.52
Vehicle gas & fuel	7,012.88
Vehicle wash & road services	46.00
Total for Vehicle expenses	**$7,069.40**

DISTRIBUTION ACCOUNT	TOTAL
Total for Other Expenses	$8,528.90
Net Other Income	$2,056.32
Net Income	-$380,675.32

Profit and Loss
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	3,689.01
Total for Income	**$3,689.01**
Cost of Goods Sold	
Gross Profit	**$3,689.01**
Expenses	
Advertising & marketing	0
Advertising	487.25
Management and creative sevices	4,975.63
Printed materials	2,085.41
Website and platform fees	1,017.50
Total for Advertising & marketing	**$8,565.79**
Business licenses	25,108.71
Commissions & fees	0
Refunds	-3,000.00
Total for Commissions & fees	**-$3,000.00**
Contract labor	7,298.30
Contributions to charities	251.40
Employee benefits	0
Employee retirement plans	500.00
Total for Employee benefits	**$500.00**
Entertainment	1,768.23
General business expenses	0
Bank fees & service charges	7,267.69
Continuing education	377.53
Uniforms	2,166.69
Total for General business expenses	**$9,811.91**
Insurance	0
Business insurance	492.74
Liability insurance	1,529.36
Property insurance	125.00
Total for Insurance	**$2,147.10**
Interest paid	0
Credit card interest	2,856.20
Heloc Interest	960.22
Total for Interest paid	**$3,816.42**
Legal & accounting services	0

DISTRIBUTION ACCOUNT	TOTAL
Accounting services	364.95
Legal services	3,076.10
Total for Legal & accounting services	**$3,441.05**
Meals	0
Meals with clients	3,374.15
Team Meals	3,685.71
Total for Meals	**$7,059.86**
Office expenses	0
Office supplies	236.70
Shipping & postage	223.30
Software & apps	6,442.42
Total for Office expenses	**$6,902.42**
Permit Fees	7,349.01
Rent	11,067.40
Repairs & maintenance	3,333.87
Supplies	$1,323.60
Supplies & materials	11,860.89
Total for Supplies	**$13,184.49**
Travel	$1,197.54
Airfare	-1,000.00
Hotels	41.93
Travel meals	2,826.10
Vehicle rental	652.04
Total for Travel	**$3,717.61**
Total for Expenses	**$112,323.57**
Net Operating Income	**-$108,634.56**
Other Income	
Credit card rewards	1,634.38
Interest earned	0.30
Total for Other Income	**$1,634.68**
Other Expenses	
Client Gifts	82.67
Vehicle expenses	$57.19
Vehicle gas & fuel	3,825.63
Total for Vehicle expenses	**$3,882.82**
Total for Other Expenses	**$3,965.49**
Net Other Income	**-$2,330.81**
Net Income	**-$110,965.37**

Statement of Cash Flows
January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-380,675.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	95,972.93
Accounts Receivable (A/R)	100.00
CH Loans to Others:Loans to officers	-46,582.09
CH Loans to Others:Loans to shareholders	7,232.78
Credit Card	37,600.81
Credit Card:AMEX Platinum Card® (1002) - 2	-34,972.66
Direct Deposit Payable	
Idaho State Tax Commission Payable	275.34
Inventory	-4,263.99
Loans	-2,256.00
Loans:BS & R Equipment Co.	26,750.35
Loans:Long-term loans from shareholders - Emericks	150,000.00
Loans:S/H Note Pybl - Emerick (Heloc)	106,285.87
Loans:Targeted Investments Loan(Finnerty)	309,846.77
Payroll Liabilities:Federal Taxes (941/943/944)	1,710.78
Payroll Liabilities:Federal Unemployment (940)	42.00
Payroll Liabilities:ID Income Tax	56.00
Payroll Liabilities:ID Unemployment Tax	447.25
Payroll Refunds	3,091.38
Payroll wages and tax to pay	-17,043.45
Payroll wages and tax to pay:Retirement benefits to pay	169.70
Payroll wages and tax to pay:Wages to pay	3,997.71
Short-term loans from shareholders	181,450.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$819,911.48**
Net cash provided by operating activities	**$439,236.16**
INVESTING ACTIVITIES	
Computer & AV Equipment	-2,383.62
Furniture & fixtures	-45,987.01
Improvements	-678,576.44
Long-term investments	5,000.00
Tools, machinery, and equipment	-24,487.99
Vehicles	-401.62
Net cash provided by investing activities	**-$746,836.68**
FINANCING ACTIVITIES	
Opening balance equity	-34,332.74

FULL NAME	TOTAL
Shareholders' equity	184,496.93
Shareholders' equity:Contributions	87,749.97
Net cash provided by financing activities	**$237,914.16**
NET CASH INCREASE FOR PERIOD	**-$69,686.36**
Cash at beginning of period	**$21,529.78**
CASH AT END OF PERIOD	**-$48,156.58**

Statement of Cash Flows
January 1-December 31, 2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-110,965.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	1,907.93
CH Loans to Others	-1,050.00
CH Loans to Others:Loans to officers	-56,239.52
CH Loans to Others:Loans to shareholders	-3,225.59
Credit Card	613.84
Credit Card:AMEX Platinum Card® (1002) - 2	4,896.10
Inventory Asset	-740.00
Loans:Long-term loans from shareholders - Emericks	100,000.00
Loans:S/H Note Pybl - Emerick (Heloc)	151,963.29
Payroll Liabilities	-0.30
Short-term loans from shareholders	-529.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$197,596.75**
Net cash provided by operating activities	**$86,631.38**
INVESTING ACTIVITIES	
Computer & AV Equipment	
Furniture & fixtures	-35,155.31
Improvements	-150,368.89
Licenses held	22.83
Security deposits	-21,326.70
Tools, machinery, and equipment	-51,913.14
Net cash provided by investing activities	**-$258,741.21**
FINANCING ACTIVITIES	
Opening balance equity	26.08
Shareholders' equity:Contributions	75,300.00
Net cash provided by financing activities	**$75,326.08**
NET CASH INCREASE FOR PERIOD	**-$96,783.75**
Cash at beginning of period	**$118,313.53**
CASH AT END OF PERIOD	**$21,529.78**

Pup & Pour LLC D.B.A. Clubhound
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	$50,503.14	$0.00
Net profit/loss	-$380,675.00	-$110,965.00
Stock Issued	$87,749.97	$175,300.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$92,258.00	$50,503.14

Pup & Pour LLC D.B.A. Clubhound
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Pup & Pour LLC D.B.A. (the "Company") is a corporation organized in January 2022 under the laws of Idaho.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. RELATED PARTY TRANSACTIONS

The Company raised funds in a related party transaction with Peeyush Kumar in the form of a $80,000 loan. The Company also raised a $100,000 loan from Kathy Gyurkey, another related party. Brian Emerick, a family investor, provided a $650,000 loan and bought equity in a $200,000 priced round. These listed transactions are the only related party transactions.